Exhibit 99.1

21 August 2023
Tremor International Ltd
("Tremor" or the "Company")

Director Dealings Pursuant to Previously Established Non-Discretionary Plans to Trade Under Rule 10b-5

Tremor International Ltd. (AIM/NASDAQ: TRMR) ("Tremor" or the "Company"), a global leader in data-driven video and Connected TV ("CTV") advertising technology offering an end-to-end platform that enables advertisers to optimize their campaigns and media companies to maximize inventory yield, announces that pursuant to previously established non-discretionary plans to trade in the Company's Ordinary Shares in accordance with the terms of Rule 10b5-1 promulgated under the U.S. Securities Exchange Act of 1934, as amended (the "Rule 10b5-1 Plans"), Ofer Druker, the Company's Chief Executive Officer, has sold shares (the "Share Sale") of NIS0.01 each in the capital of the Company, in order to cover the tax obligations triggered by the vesting of RSUs announced on 3 July 2023. Full details of the Share Sale are detailed in the table below.

Director	Position	Ordinary Shares Sold	Share Sale Price	Resultant Holding	% of total voting rights
Ofer Druker	Chief Executive Officer	1,936 2,076 4,792 1,862 1,534 564 1,660 628 5,354 6,144 9,270 3,990 1,792 2,776 1,374	$3.72 $3.74 $3.80 $3.77 $3.73 $3.74 $3.71 $3.68 $3.60 $3.52 $3.26 $3.18 $3.16 $3.15 $3.19	3,956,959	2.76%

For further information or enquiries please contact:

Tremor International Ltd Billy Eckert, Vice President of Investor Relations	ir@tremorinternational.com
KCSA (US Investor Relations) David Hanover	tremorir@kcsa.com
Vigo Consulting (UK Financial PR and Investor Relations) Jeremy Garcia Kate Kilgallen	tremor@vigoconsulting.com Tel: +44 20 7390 0230
finnCap Ltd Jonny Franklin-Adams / Charlie Beeson / George Dollemore (Corporate Finance) Tim Redfern / Harriet Ward (ECM)	Tel: +44 20 7220 0500
Stifel Nicolaus Europe Limited Fred Walsh Alain Dobkin Nick Adams Richard Short	Tel: +44 20 7710 7600

About Tremor International

Tremor International, the parent Company of the Nexxen portfolio of advertising technology products and platforms, empowers advertisers, agencies, publishers and broadcasters around the world to utilize video and Connected TV in the ways that are most meaningful to them. Comprised of a demand-side platform (DSP), supply-side platform (SSP), ad server and data management platform (DMP), Tremor International, through its Nexxen-branded products and platforms, delivers a flexible and unified technology stack with advanced and exclusive data at its core. The Company’s robust capabilities span discovery, planning, activation, measurement and optimization – available individually or in combination – all designed to enable partners to reach their goals, no matter how far-reaching or hyper niche they may be.

Tremor is headquartered in Israel and maintains offices throughout the United States, Canada, Europe and Asia-Pacific, and is traded on the London Stock Exchange (AIM: TRMR) and NASDAQ (TRMR).

For more information, visit www.tremorinternational.com and to learn more about the Company’s recent rebranding, please visit www.nexxen.com.

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ofer Druker
2.	Reason for the Notification
a)	Position/status	Chief Executive Officer
b)	Initial notification/Amendment	Initial
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Tremor International Ltd
b)	LEI	213800ZNSR7AIJZ2J557
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the Financial instrument, type of instrument	Restricted Stock Units over Ordinary Shares of NIS 0.01 each
	Identification code	IL0011320343
b)	Nature of the transaction	Sale of Ordinary Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$3.7185	1,936
		$3.7412	2,076
		$3.7973	4,792
		$3.7666	1,862
		$3.7264	1,534
		$3.7360	564
		$3.7146	1,660
		$3.6793	628
		$3.6000	5,354
		$3.5178	6,144
		$3.2552	9,270
		$3.1810	3,990
		$3.1558	1,792
		$3.1484	2,776
		$3.1939	1,374
d)	Aggregated information: • Aggregated volume • Price	45,752 Ordinary Shares $159,014.43
e)	Date of the transaction
27 July 2023
28 July 2023
31 July 2023
1 August 2023
2 August 2023
3 August 2023
4 August 2023
7 August 2023
8 August 2023
9 August 2023
10 August 2023
11 August 2023
14 August 2023
15 August 2023
16 August 2023

f)	Place of the transaction	NASDAQ Global Market